UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 12, 2022

Commission File Number: 001-36686

Forward Pharma A/S

Østergade 24A, 1st Floor

1100 Copenhagen K, Denmark

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1. EBA Petition Request

As previously disclosed, Forward Pharma A/S (the “Company”) is involved in an opposition proceeding (the “Opposition Proceeding”) regarding EP2801355 (the “EP’355 patent”) with several opponents including a subsidiary of Biogen Inc. On January 27, 2022, the Company submitted a petition for review (the “Petition”) to the Enlarged Board of Appeal (the “EBA”) of the European Patent Office (the “EPO”). The Petition requested that the EBA review the decision of the Technical Board of Appeal (the “TBA”) of the EPO dated September 6, 2021, which dismissed the Company’s appeal of the previous Opposition Proceeding decision of the EPO Opposition Division to revoke the EP’355 patent, for reasons of procedural error made by the TBA.

On September 12, 2022, following the Company’s review of a preliminary opinion of the EBA regarding the Petition and consultation with the Company’s board of directors regarding the anticipated costs associated with continuation of the Petition proceedings and the Company’s cash resources, the Company submitted a request for a written decision regarding the Petition to the EBA. The Company expects to receive such written decision by the end of the year, which is expected to conclude the Opposition Proceeding.

For more information regarding the Opposition Proceeding, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORWARD PHARMA A/S

Date: September 12, 2022	By:	/s/ Claus Bo Svendsen
Name: Claus Bo Svendsen
Title: Chief Executive Officer